EXHIBIT 99.9

Chunghwa Telecom

March 10, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2016

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
March	Net sales	18,235,531	18,059,117	(+) 176,414	(+) 0.98%

Jan- Mar	Net sales	56,944,156	56,472,807	(+) 471,349	(+) 0.83%

b Trading purpose : None